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Filed by Open Market, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File No. 0-28439
Subject Company:  Open Market, Inc.


         OPEN MARKET ANNOUNCES MODIFICATION OF SERIES E PREFERRED TERMS



    BURLINGTON, Mass., Aug. 16 /PRNewswire/ -- On August 16, 2001, Open Market, Inc. (the "Company") (Nasdaq: OMKT) announced that it had entered into an agreement with Halifax Fund, L.P. which modifies the terms of the Company's Series E 6% Cumulative Convertible Preferred Stock and certain warrants held by Halifax and provides for a waiver under specified circumstances of the right which Halifax has to require the Company to repurchase the Series E preferred stock in connection with a change of control. The Company expects that the waiver would apply to its proposed acquisition by divine, inc., which is described in an earlier press release. The number of shares of common stock into which the Series E preferred stock will convert depends in part upon averages of the market price of the Company's common stock, subject to a maximum and a minimum. Because the total number of shares of divine Class A common stock issuable in the proposed merger is fixed, the exchange ratio in the proposed merger varies depending upon the applicable conversion prices of the Series E preferred stock, and the range for the exchange ratio reflects the formula for calculating the conversion price of the Series E preferred stock. If the waiver applies and the proposed transaction is completed, all shares of Series E preferred stock outstanding at the completion will be converted into shares of divine's Class A common stock. This waiver was required in connection with the transaction.

         As revised, the new conversion price for the first 2,500 shares of Series E preferred stock to be converted will be fixed at value which is equal to 85% of the average of the daily volume-weighted average sale price for the Common Stock on the Nasdaq National Market as reported on Bloomberg for the three trading days or 20 trading days (whichever average is lower) preceding and excluding the date of the public announcement of the change of control transaction, provided that in no event will the conversion price for the first 2,500 shares be less than $0.75 per share or greater than $1.00 per share. The Company currently estimates that the conversion price for the first 2,500 shares will be $0.9260 per share. With respect to the remaining 2,500 shares of Series E preferred stock, the conversion price is equal to 90% of the average of the daily volume weighted average price of the Company's common stock, as reported on Nasdaq National Market, for the three trading days or 20 trading days (whichever average is lower) preceding and excluding the date of the conversion, provided that in no event will the conversion price for the remaining 2,500 shares be less than $0.75 per share or greater than $1.30 per share. In addition, in connection with conversions of the remaining 2,500 shares of Series E preferred stock, the Company agreed to issue to Halifax an additional number of the Company's shares of common stock with an aggregate value of approximately $100,000 based upon the conversion price for the Series E preferred stock then in effect.


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         In addition, the exercise price for the common stock purchase warrants held by Halifax to purchase 917,297 shares of Open Market common stock was reduced to $1.35 per share.

         The terms of this agreement are described in a Current Report on Form 8-K to be filed by the Company with the Securities and Exchange Commission on or about the date of this press release.



    About Open Market, Inc.

    Open Market, Inc. makes content-driven e-business solutions that enable enterprises to better manage interactions with their site visitors, customers, employees, and channels. Leveraging the Java(TM) 2 Platform Enterprise Edition
(J2EE) standard, the Company's software products are built with Java, JSP and XML and are layered on top of popular application servers like the BEA WebLogic Server, the IBM WebSphere Application Server and the iPlanet Application Server. Open Market's roster of global customers includes publishers and media companies like The McGraw-Hill Companies, The Washington Post, and The New York Times Company; financial services companies like J.P. Morgan Chase, GE Capital and The Hartford Financial Services Group; and manufacturers like 3Com, BASF and Milacron. The company, headquartered in Burlington, Mass., has customers in 43 countries. Open Market's international head office is in the U.K. with additional offices in Australia, Canada, France, Germany, Italy, Japan, The Netherlands and Singapore. Open Market can be reached by calling 1-800-OPEN-MKT (toll-free) or 1-781-359-3000 in the U.S. or +44-1753-838-000 in the U.K. or by
visiting http://www.openmarket.com.

    INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE OPEN MARKET MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION WITH DIVINE REFERRED TO IN THIS PRESS RELEASE. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

         divine, inc. and Open Market, Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Open Market with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and information regarding Open Market's directors and executive officers is included in Open Market's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

         NOTE: The statements contained in this release that are not purely historical, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All such forward-looking statements are based upon information available to us as of the date hereof, and we disclaim any intention or obligation to update any such forward-looking statements. Actual results could differ materially from the current expectations. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Certain Factors That May Affect Future Results" in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. These include risks and uncertainties relating to: our history of operating losses, our ability to raise additional funds required to finance the Corporation's operations as losses continue, execution on our revised strategic plan, our ability to effectively restructure our operations, market acceptance of new product releases, continued development and growth of the content management product market, dependence on third party technology, difficulty in predicting quarterly results, lengthy sales cycles for our products, development and maintenance of relationships with our service partners, competitive pressures, product development and rapid technological change, attracting and retaining key employees, risks associated with international operations, dependence on intellectual property rights, possible changes in government regulations, dependence on the continued development and maintenance of the Internet, security issues, litigation and the costs thereof.